Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Tabula Rasa HealthCare, Inc.:

We consent to the use of our report dated April 25, 2016, except for notes 2(b), 9 and 10, as to which the date is July 21, 2016, and note 2(c), as to which the date is September 16, 2016, with respect to the consolidated balance sheets of Tabula Rasa HealthCare, Inc. (formerly CareKinesis, Inc.) as of December 31, 2014 and 2015, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, incorporated by reference  herein.

Philadelphia, Pennsylvania
October 7, 2016